Exhibit 21

SUBSIDIARIES OF FIRST INDIANA CORPORATION

First Indiana Corporation has the following wholly owned subsidiaries, which are organized under the laws of the United States:

Name	Jurisdiction of Incorporation or Formation

First Indiana Bank, National Association	United States of America

Somerset Financial Services, L.L.C.	Indiana

First Indiana Capital Trust I	Delaware

First Indiana Capital Statutory Trust II	Connecticut

First Indiana Bank has the following direct and indirect subsidiaries:

Name	Jurisdiction of Incorporation or Formation

First Indiana Investor Services, Inc.	Indiana

One Mortgage Corporation	Indiana

One Investment Company, L.L.C.	Delaware

One Investment Partners, L.L.C.	Delaware

Pioneer Service Corporation	Indiana

MB Realty Company	Indiana

First Indiana Corporation has the following direct subsidiary:

Name	Jurisdiction of Incorporation or Formation

National Tax Company, L.L.C.	Indiana